

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549-7010

May 6, 2009

Via U.S. Mail

Don R. Wellendorf
Chairman of the Board, President and Chief Executive Officer
Magellan Midstream Partners, L.P.
One Williams Center
Tulsa, Oklahoma 74172

> **Re:** **Magellan Midstream Partners, L.P.**
> **Registration Statement on Form S-4**
> **Filed April 6, 2009**
> **File Number 333-158444**
>
> **Magellan Midstream Holdings, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Schedule 14A Definitive Proxy Statement**
> **Filed February 26, 2009**
> **File Number 1-32745**

Dear Mr. Wellendorf:

    We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4, filed April 6, 2009

General

1. Your next amendment should contain several exhibits that you currently omit.
    You will expedite the review process by promptly filing all required exhibits with
    your next amendment, including the legality opinion. We may have additional
    comments once you provide the appropriate disclosure required.

Questions and Answers about the Simplification, page v

2. Here, and other appropriate locations, explain what is meant by a "non-economic"
    general partner interest.

Accounting Treatment of the Simplification, page 12

3. We note your disclosure here and on page F-5 which describes your proposed
    accounting treatment for the simplification agreement. Your disclosure states that
    MMP will be the surviving entity for legal and reporting purposes. Please clarify
    how you determined that MGG is the surviving consolidated entity for accounting
    purposes. As part of your response, please clarify whether the simplification
    would have been considered a transaction between entities under common control
    pursuant to paragraph D8 of SFAS 141(R) had you determined that MMP was the
    surviving entity for accounting purposes.

Recent Developments, page 13

4. We note your disclosure here, and the related disclosure under Special Factors
    beginning on page 27, regarding recent Interested Party and Second Interested
    Party proposals to merge with or purchase MMP and MGG. We also note the
    provisions of Article VI of the Simplification Agreement that allow for a Partners
    Change in Recommendation or Holdings Change in Recommendation under
    certain circumstances. Please update your disclosure to discuss all other
    transactions or proposals received by MMP and MMG after the date of the
    Simplification Agreement that, if approved, would trigger a change in
    recommendation. Include in your disclosure the status and significant terms of
    such transactions or proposals.

Ownership Structure, page 13

5. In an appropriate location, address the operations of the subsidiaries of Magellan GP, LLC following the Simplification.

Summary Historical and Unaudited Pro Forma Financial Information of MGG and MMP, pages 15-18

6. We note that you disclose a non-GAAP EBITDA measure. However, we note that your EBITDA non-GAAP measure is described differently than Section I of SEC Release 34-47226 and Question 14 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Therefore, your non-GAAP measure should not be characterized as EBITDA. Please revise the title and description of your non-GAAP measure to clearly identify the non-GAAP measure being used.

Unaudited Comparative per Unit Information, page 19

7. Please revise your tabular disclosure of per unit data to include disclosure of pro forma per share data of both MMG and MMP pursuant to Item 14(10) of Regulation 14A.

Background of the Simplification, page 27

8. Explain the concerns that you had with the cost of your equity capital in early 2008. The disclosure suggests that the cost was high at that point. Explain also what caused you to be concerned about "the long term growth prospects of MMP" at that time.

9. Expand the fourth paragraph on page 27 to:
   - Quantify the spread between the yield on MMP's equity and MGG's equity and explain why that "made such an acquisition feasible;"
   - Explain why MMP had "significant debt capacity" and the relevance of that information;
   - Explain how elimination of the incentive distribution rights would "decrease MMP's incremental cost of any newly issued limited partner capital;"
   - Explain how an acquisition of MGG by MPP would "increase MMP's leverage;" and

- Explain the statement that, before this transaction, MMP's general partner "would receive a disproportionate share of any decrease in distributions because of the incentive distribution rights" and clarify how this increase the downside risks to MMP.
- And clarify whether interest of the Interested Party was also discussed and, if so, the substance of that discussion.

10. In the fifth paragraph, briefly describe the "legal duties and obligations of the MMP Conflicts Committee members."

11. Regarding the April 25, 2008 meeting with the MMP Conflicts Committee, summarize its conclusions about the effect of the Interested Party's offer on an acquisition of MGG by MMP. In that regard, there is no further mention of any contacts with, or consideration of, the Interested Party until the June 19, 2008 meeting. Clarify whether there were any contacts or discussions during the intervening period.

12. Regarding the May 2, 2008 meeting, expand the discussion to list not only the topics of that meeting but summarize the content and conclusions of those discussions.

13. Your reference to Richards Layton in conjunction with the May 16, 2008 meeting appears to be the first time that they are named. Clarify their role in this process.

14. The discussion of the June 19, 2008 meeting lists the topics discussed but provides little substance as to the content or conclusions. Expand to provide information relevant to the decision to go forward with discussions with the Interested Party.

15. Explain why, at their August 1, 2008 meetings, the boards determined that the Interested Party's offer was not sufficient.

16. Regarding the September 26, 2008 meeting of the MPP Conflicts Committee, indicate when senior management's analysis had been previously and, if not already discussed, provide a summary of that information.

17. You indicate that, on February 25, 2009 the MGG Conflicts Committee discussed the Interested Party's inquiry about "scheduling a meeting with certain members of managements." As there appears to be no further discussion of such a meeting or the Interested Party in your filing, explain whether that meeting occurred and the results or, if it did not occur, why not and whether any further consideration

was given to a meeting or discussions with the Interested Party. If no further contact or discussions with Interested Party took place, so state and explain why not.

18. Provide a reasonably detailed summary of TudorPickering's financial analysis presentation regarding the Second Interested Party to the MMP Conflicts Committee on March 17, 009.

19. Address why the MMP Conflicts Committee determined that "this is not an opportune time to consider the sale of MMP" and did not, apparently, consider such offers.

Financial Projections Provided to Financial Advisors, page 52

20. You disclose that the management of the general partners of MMP and MGG prepared projections that were provided to the financial advisors and to the MMP and MGG Conflicts Committees. We also note the disclosure of the summary projections. Please provide us with the board books and other similar materials, financial projections, and forecasts that were prepared by the management of the general partners of MMP and MGG or by the financial advisors to assist each conflicts committee in evaluating the transaction. Include all presentations made by the financial advisors. Also, provide us with a copy of the engagement letters.

21. We note that senior management prepared projections pertaining to MMP. Please confirm that all such material projections have been presented under "Financial Projections Provided to Financial Advisors."

Where You Can Find More Information, page 148

22. We note the incorporation by reference of the MMP and MGG Annual Reports on Form 10-K. Please monitor the need to update the financial statements and consents.

Financial Statements

Note 1 – Basis of Presentation, page F-5

23.   We note your disclosure that no gain or loss will be recognized as a result of the simplification agreement as the changes in ownership interest will be accounted for as an equity transaction pursuant to SFAS 160. Please clarify if any gain or loss will be generated from the simplification agreement, i.e., difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted, and how the gain or loss is reflected on your pro forma balance sheet. Please add disclosure to footnote (c) to disclose whether a gain or loss has been generated and how it is reflected in the for forma financial statements.

Note 2 - Pro forma Adjustments, page F-5

24.   Explain to us why pro forma adjustment (d) for the estimated reduction in general and administrative expenses meets the criteria for pro forma adjustments described in Rule 11-02(b)(6) of Regulation S-X, or remove such adjustment from the presentation.

25.   Please add disclosure to footnote (h) which either discloses the historical and pro forma per share data of MMG and equivalent pro forma per share data of MMP or refer to such information disclosed within the unaudited comparative per unit information.

Magellan Midstream Holdings, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2008

Major Customers, page 11

26.   We note your use of, for example, "Customer A" in your disclosure. Please disclose the name of each customer accounting for 10% or more of your consolidated total revenues, or tell us why such you are unable to do so. See Item 101(b)(vii) of Regulation S-K.

Selected Financial Data, page 36

27.   Refer to comment 6 above. Please revise the title and description of your non-GAAP measure to clearly identify the non-GAAP measure being used.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gary Newberry at (202) 551-3761 or Chris White, Accounting Branch Chief at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
         Michael J. Swidler, Esq.
         (917) 849-5367